

August 6, 2013

Via E-mail
Stacy B. Siegal, Esq.
General Counsel
rue21, inc.
800 Commonwealth Drive
Warrendale, PA 15086

Alex Pellegrini
Apax Partners, L.P.
601 Lexington Avenue, 53rd Floor
New York, NY 10022

> **Re:** **rue21, inc.**
> **Amendment No. 2 to Schedule 13E-3**
> **Filed on August 1, 2013 by rue21, inc., Apax VIII-A L.P., Apax VIII-B L.P.,**
> **Apax VIII-1 L.P., Apax VIII-2 L.P. et al.**
> **File No. 005-85129**
>
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed on August 1, 2013**
> **File No. 001-34536**

Dear Ms. Siegal and Mr. Pellegrini:

We have reviewed your filings and have the following comments.

Amendment No. 2 to Schedule 13E-3

General

1.   We note your response to prior comment 2. Notwithstanding the analysis contained in
the response, Mr. Megrue appears to be an affiliate of the company, and the background
section appears to demonstrate that he is engaged in the transaction. Please add
Mr. Megrue as a filing person to the Schedule 13E-3, and include all requisite disclosure.

<u>Revised Preliminary Proxy Statement on Schedule 14A</u>

<u>Background of the Merger, page 9</u>

2.   We note your response to prior comment 4. We view the materials that were prepared by the investment bank and provided to the board of directors as being "materially related to the Rule 13e-3 transaction" within the meaning of Item 1015(a) of Regulation M-A. Please provide the disclosure required by that item with respect to this material.

        Please contact David L. Orlic, Special Counsel, at (202) 551-3503 or me at (202) 551-3317 if you have any questions regarding our comments.

                                        Sincerely,

                                        /s/ Alexandra M. Ledbetter

                                        Alexandra M. Ledbetter
                                        Attorney-Advisor
                                        Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        David Fox, Esq.
        Kirkland & Ellis LLP

        Ryerson Symons, Esq.
        Simpson Thacher & Bartlett LLP